UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

New Mountain Finance AIV Holdings Corporation

(Name of Company)

787 Seventh Avenue, 48th Floor

New York, NY 10019

Address of Principal Business Office

(Number and Street, City, State and Zip Code)

(212) 720-0300

Telephone Number (including area code)

000-54412

File Number under the Securities Exchange Act of 1934

New Mountain Finance AIV Holdings Corporation (the “Company”) is withdrawing its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:

The Company was formed for the sole purpose of holding common membership units of New Mountain Finance Holdings, L.L.C. (the “Operating Company”).  As of February 3, 2014, the Company has disposed of all of the common membership units of the Operating Company that it was holding, and therefore intends to cease to be a business development company, pursuant to a vote of a majority of its outstanding voting securities.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York, New York on the 15th day of April, 2014.

New Mountain Finance AIV Holdings Corporation

By:	/s/ Robert A Hamwee
Name: Robert A. Hamwee
Title: Chief Executive Officer

Attest:	/s/ Paula A. Bosco
Name: Paula A. Bosco
Title: Chief Compliance Officer and Corporate Secretary